Exhibit 99.9

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tél. : + 33 (0) 1 47 44 47 05

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Norway: Ekofisk South brought on stream in the North Sea

Paris, October 28, 2013 – Total announces the start-up of oil production from the Ekofisk South project in the Norwegian part of the North Sea on October, 25 approximately two months ahead of schedule. The project will increase oil recovery in the Ekofisk field, located in the PL 018 license where Total holds a 39.9% interest.

The production capacity at the Ekofisk South platform is 70,000 barrels of oil equivalent (boe) per day. The project includes the drilling of 35 new production wells and eight injection wells.

The plan for development and operation of the Ekofisk South project was approved by the Norwegian Parliament in June 2011, together with the plan for the nearby Eldfisk II project in the same license, where production start-up is scheduled for early 2015.

“Ekofisk came on stream in 1971 and is still one of the largest oil fields in Norway. The Ekofisk South project is an important building block to extend the lifespan of Ekofisk for some 40 further years. This start-up, together with those of Eldfisk II in 2015 and Martin Linge in late 2016, will significantly increase Total’s production in Norway by 2017”, said Patrice de Viviès, Total’s Senior Vice President Exploration & Production, Northern Europe. “Ekofisk South is also the first in a series of major start-ups that will contribute to the Group’s objective to grow its production potential to 3 million barrels of oil equivalent per day by 2017”.

Ekofisk was discovered in 1969 and is located approximately 300 kilometers off the Norwegian coast.

The PL 018 partners are Total (39.9%), ConocoPhillips (35.11%, operator), Eni (12.39%), Statoil (7.6%) and Petoro (5%).

Total Exploration & Production in Norway

Since the late 1960s, the Total Group has played a major role in development of a large number of Norwegian fields, notably Frigg and Heimdal. Norway was one of the largest contributors to the Group’s equity production in 2012 with 275,000 barrels of oil equivalent (boe) per day. Total holds interests in 100 production licenses in offshore Norway, 29 as operator.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tél. : + 33 (0) 1 47 44 47 05

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

In January 2012, Total submitted the plan for development and operation for the Martin Linge field, a stand-alone field development planned to come on stream in Q4 2016. The plan was approved by the Storting (Norwegian Parliament) in June 2012.

In October 2012, the Group started-up its Atla gas condensate field located in license PL 102C in the Norwegian North Sea. Atla was brought into production two years after its discovery.

Total made or participated in several discoveries in Norway in the past two years:

•	in mid-2013, the Smørbukk North discovery on Production License 479, in the Haltenbanken area of the Norwegian Sea. The estimated volume is in the range of 25 to 45 million barrels of recoverable oil equivalent.

•	in 2012, the King Lear discovery on Production Licenses 146 & 333 in the Southern sector of the Norwegian North Sea. The estimated volume is in the range of 70 to 200 million barrels of recoverable oil equivalent.

•	in 2012, the Garantiana discovery on Production License 554 in the Northern North Sea. The estimated volume is in the range of 25 to 75 million barrels of recoverable oil. The drilling of additional exploration and appraisal wells in the license is currently under study.

•	in 2011, the Alve North discovery on Production License 127 in the Norwegian Sea, close to existing infrastructure. Appraisal of the discovery and near-by exploration is being planned.

•	in 2011, the Norvarg discovery on Production License 535 in the Barents Sea. Initial volumes were estimated after the discovery in the range of 10 to 50 billion standard cubic meters (Sm3) of recoverable gas. An appraisal well was drilled in 2013 and resources are currently being reassessed.

Total also increased recently its acreage position on the Norwegian continental shelf:

•	in June 2013, Total obtained two new licenses, both as operator, at the occasion of the 22nd exploration round. The two licenses are located in the Barents Sea.

•	in January 2013, Total obtained eight new licenses of which four as operator at the occasion of the 2012 (APA) Licensing Round. All these licenses are located in the Norwegian North Sea.

•	in the 2011 (APA) Licensing Round, announced in January 2012, Total was granted interests in an additional eight licenses in the Norwegian North Sea, including five as operator.

Total announced in October 2012 a swap of interests with ExxonMobil in a range of producing and undeveloped North Sea assets on the Norwegian Continental Shelf. Following this assets exchange with ExxonMobil, Total’s interest in the Oseberg field increased from 10% to 14.7% and in the Gina Krog field from 6.54% to 38%.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com